Exhibit 99.8

Schedule A

Interim Financial Statements (Unaudited – Internally Prepared)

CHAP MERCANTILE INC.

Six Months Ended February 29, 2004

Schedule A

CHAP MERCANTILE INC.

Balance Sheet
As at February 29, 2004

	February 29	August 31
	2004	2003
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$451,841	$114,862
Accounts receivable	-	187,463
Inventory	-	270,733
Prepaid expenses	-	7,071
Current portion of settlement receivable		7,900
Total current asset	451,841	588,029

Capital assets (note 2)	-	119,680

	451,841	707,709

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Accounts payable and accrued liabilities	$16,841	$69,238
Current portion of obligations under capital leases	-	12,475

Total current liabilities	16,841	81,713
Obligations Under Capital Leases (note 5)	-	38,568
Total liabilities	16,841	120,281

SHAREHOLDERS' EQUITY
Share Capital (note 6)	945,000	945,000
Deficit	(510,000)	(357,572)

	435,000	587,428

	$451,841	$707,709

APPROVED BY THE BOARD

"Geir Liland"	Director
"John Proust"	Director

Schedule A

CHAP MERCANTILE INC.

Statements of Loss and Deficit
(Unaudited)

		Three Months Ended				Six Months Ended
		February 29				February 29
		2004		2003		2004		2003
REVENUE
Income	$			$222,754		$1,577		$480,101

EXPENDITURES
Wages and employee benefits				102,586		15,500		192,828
Material and supplies				81,269		-		169,820
General and administrative expenses				59,944		11,200		115,731
Total Expenditure				243,799		26,700		478,379

Net income (loss) for the
period				(21,045)		(25,123)		1,722

				8,235
Provision for income taxes						-		(671)

NET INCOME (LOSS)				(12,810)		(25,123)		1,051

Loss on disposal of subsidiary		-		-		(127,305)		-

DEFICIT, BEGINNING OF PERIOD				(220,385)		(357,572)		(234,246)

DEFICIT, END OF PERIOD	$			$(233,195)		$(510,000)		$(233,195)

Loss Per Share	$		$		$		$

Weighted Average Number of Shares

See accompanying notes to interim financial statements.

Schedule A

CHAP MERCANTILE INC.

Consolidated Statements of Cash Flows
(Unaudited)

		Three Months Ended		Six Months Ended
		February 29		February 29
		2004	2003	2004	2003
Cash Flows Used for Operating Activities
Loss for the period	$		$(12,810)	$(25,123)	$1,051
Non-cash item
Change in other non-cash
working capital items related to
operations			13,205	37,102	17,793
Accounts receivable
Prepaid expenses
Accounts payable and accrued liabilities
Income taxes		-		-

Investment Activities
Settlement receivable			(12,100)	-	(12,100)

Cash Flows From Financing Activities
Proceeds on sale of subsidiary (Dial
Locksmith)			-	325,000	-

Decrease in Cash and Cash
Equivalents			(11,705)	336,979	6,744

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD		107,616	133,977	114,862	115,528

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$		$122,272	$451,841	$122,272

Schedule A

CHAP MERCANTILE INC.

Notes to Financial Statements
For the six months ended February 29, 2004

ACCOUNTING POLICIES

These financial statements are prepared by management and are prepared consistent with the preceding periods.